Mail Stop 4561

May 5, 2006

Mr. William Keiper
Chief Executive Officer and President
Hypercom Corporation
2851 West Kathleen Road
Phoenix, Arizona 85053

      Re: Hypercom Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2005
             File No. 001-13521

Dear Mr. Keiper:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Years Ended December 31, 2004 and 2003

Net Revenue, page 42

1.   You indicate that the accounting correction related to certain leases that were originated during the first three quarters of 2004. Describe the circumstances leading to the discovery of the error. Indicate why the error was only limited to these particular leases and your procedures for determining that no other leases, including those originating in any other periods, were similarly accounted for in error.

Item 9A. Controls and Procedures, page 50

Evaluation of Disclosure Controls and Procedures

2.   We note that your Certifying Officers concluded that your disclosure controls and procedures are effective, "to provide reasonable assurance that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded accurately, processed, summarized and reported within the time periods specified in the SEC rules and forms." Clarify, if true, that your officers concluded that your disclosure controls and procedures are also effectively designed to ensure that information required to be disclosed in the reports that your file or submit under the Act is accumulated and communicated to your management, including your Certifying Officers, as appropriate to allow timely decisions regarding required disclosure. Ensure the appropriate language is also included in all future quarterly and annual reports filed. We refer you to Exchange Act Rule 13a-15(e).

Changes in Internal Control over Financial Reporting

3.   We note your disclosure that "*[e]xcept as noted above*, there was no significant change in [y]our internal control over financial reporting that occurred during [y]our most recently completed fiscal quarter…" (emphasis added). Confirm to us, if correct, that there was a change in your internal control over financial reporting that occurred during the period covered by such reports that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Ensure that you clearly state in all future quarterly and annual reports whether there were any such changes in your internal control over financial reporting, as applicable.

Consolidated Balance Sheet, page 57

4.   We note that accrued liabilities represent approximately 20% and 14% of total current liabilities as of December 31, 2005 and 2004. In addition, your other liabilities caption represents approximately 10% of your total liability balance as of December 31, 2005. Tell us your consideration of disclosing any item(s) in excess of 5% pursuant to Regulation S-X, Rules 5-02.20 and 5-02.24.

Note 2. Significant Accounting Policies

Sales-Type Leases, page 62

5.   Tell us what consideration you gave to disclosing how these arrangements meet the criteria of paragraphs 7 and 8 of SFAS 13 for classification as sales-type leases. Also tell us what consideration you gave to including a discussion of the estimates included in meeting the criteria in your Critical Accounting Policies and Estimates section

considering that the application of the accounting literature resulted in a restatement of your financial statements in 2004.

Revenue Recognition and Contract Accounting, pages 64-65

6.   We note your disclosure indicates that you recognize revenue and allocate fair value pursuant to SOP 97-2, SOP 81-1, SAB 104, SFAS 13 and EITF 00-21. Tell us how you apply the aforementioned guidance to each of the product and services disclosed on pages 8 and 9. In this respect, tell us your accounting policy for each of your different types of revenue arrangements. Please ensure that your response addresses your accounting policy for each unit of accounting as well as how the units of accounting are determined and valued. In addition, tell us what consideration you gave to disclosing such information pursuant to SAB 104, Section B.

7.   Your disclosure indicates that you recognize revenue and estimate gross profit "upon the attainment of scheduled performance milestones under the percentage-of-completion method." Clarify how you have determined that contractual milestones appropriately measure progress. We refer you to SOP 97-2, paragraph 90.

8.   Your disclosure on page 39 indicates that 'outsource manufacturing service' is classified as product revenue. Please tell us the nature of these services and explain why you believe that it is appropriate to report such service revenue as product revenue. We refer you to Rule 5-03(b)(1) of Regulation S-X.

Note 3. Business Review and Restructuring Charges, page 70-72

9.   Your disclosure states, "As a result of actions arising from the 2005 Business Review, total restructuring charges of $24.3 million were recorded in 2005." We note that your restructuring charges include 'warranty charges and product replacement accruals' and 'inventory write-downs.' Tell us why you believe that such costs are associated with exit or disposal activities and are within the scope of paragraph 2 of SFAS 146 (including footnote 1). In addition, clarify how you determined that it is appropriate to record such costs in the current period. As part of your response, please clarify the following:

   ▪   With respect to your warranty charges, clarify how you have determined that you are able to reliably estimate such costs as the scope of your warranties has been extended beyond what is normally given in the course of business and new obligations have been undertaken. In addition, clarify how you determined that such replacement products are not additional elements in your multiple element arrangements.

   ▪   With respect to your inventory write-downs, clarify how you determined that the products were at or near end-of-life. Clarify whether this charge relates to obsolete inventory. In addition, clarify how long you had such inventory recorded on your

> balance sheet and why you were unable to sell the inventory. As part of your response, indicate your basis for not writing-down the related inventory in any prior period.

Note 4. Discontinued Operations, page 72

10.   We note that you made the decision to sell your United Kingdom Lease Business in the fourth quarter of fiscal year 2005 and reported such anticipated disposal as a discontinued operation as of December 31, 2005. Clarify how you met the recognition requirements of paragraph 30 of SFAS 144. In this respect, tell us how you determined that the sale is probable and is expected to qualify for recognition as a completed sale within one year. In this respect, we note your disclosure on page 18 which states, "at this time, a sale agreement has not been reached with any buyer."

11.   Clarify why the 2004 amount disclosed for assets of discontinued operations held for sale does not include the current portion of your net investment in sales-type leases.

Note 13. Brazilian Health Ministry Contract, page 82

12.   Your disclosure states that you wrote-off $11.3 million of deferred costs that related to the "final maintenance phase" of your Brazilian Health Ministry contract in the second quarter of fiscal year 2004. Please clarify how you determined that it was appropriate to record the entire expense related to this write-off in the second quarter of fiscal year 2004. In this respect, clarify why you believe that it was appropriate to defer the costs with respect to the final maintenance phase of this contract as opposed to expensing such costs as incurred. We further note that you changed your policy in the second quarter of 2004 to expense maintenance costs as incurred. Please clarify why you believe that determining whether or not to expense costs is a policy election and what consideration you gave to APB Opinion 20 when determining the appropriate reporting for this accounting change.

13.   We note that your Brazilian Health Ministry contract contains multiple elements, including customized software, hardware, and maintenance. You indicate that you recognize revenue generated from this contract based on the provisions of SOP 81-1. Tell us how you considered the separation and allocation guidance of EITF Issue No. 00-21, paragraph 4.a.iii (including footnote 4) to allocate the arrangement fee to the SOP 81-1 deliverables and any non-SOP 81-1 deliverables, if applicable. In this regard, clarify why you believe that the maintenance element is within the scope of SOP 81-1. We refer you to paragraph 11 of SOP 81-1 (including footnote 1) and SEC Release, Current Accounting Disclosure Issues in the Division of Corporation Finance, Section II.F.2.

14.   We note that you continue to perform maintenance for the Brazilian Health Ministry and these costs are expensed as incurred. Clarify whether you have also continued to

recognize any revenue on this contract and the basis for such recognition. If you have not earned revenue from this contract since 2004, tell us what consideration you gave to disclosing the impact, or expected impact, on gross margin in MD&A.

Note 19. Supplemental Cash Flow Information, page 89

15.   In your description of cash flows from discontinued operations in 2004, you indicate that $2.9 million of cash used in investing activities relates to cash outlays for loyalty payments associated with long-term sales contract renewals. Describe the nature of these loyalty payments. Tell us why you consider such payments to be an investing activity under paragraphs 15 through 17 of SFAS 95 as opposed to an operating activity.

Form 8-Ks filed on March 1, 2006 and May 4, 2006

16.   We note your use of non-GAAP financial measures including the presentation of several non-GAAP consolidated statements of operations. Please address the following with respect to your use of such non-GAAP measures:

- In view of the nature, content and format of the presentation of your non-GAAP financial measures, we question whether it complies with Item 100(b) of Regulation G. In this regard we note that presentation of a full non-GAAP statement of income may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles. Please advise.

- Your presentation includes numerous non-GAAP measures including, but not limited to, non-GAAP gross margin, various non-GAAP operating expense items, non-GAAP income before provision for income taxes and non-GAAP net income. Note that each line item, sub-total or total for which an adjustment has been made represents a separate non-GAAP measure that must be separately identified, reconciled and addressed in the accompanying disclosure. See Items 10(e)(1)(i)(C), 10(e)(1)(i)(D) and 10(e)(2) of Regulation S-K.

- Demonstrate the usefulness of each non-GAAP measure in assessing performance when these excluded items are a result of your operations and have contributed to your performance. Refer to Questions 8 and 9, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. As part of your response, ensure to demonstrate the way that management uses each non-GAAP measure to conduct or evaluate your business.

- If you are able to overcome the burden of demonstrating the usefulness of each measure, ensure future uses of non-GAAP measures include all of the disclosures identified in Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

17.   In your Form 8-K filed on May 4, 2006, you disclose the non-GAAP measure of operating expenses excluding non-cash stock-based compensation expense. If this measure is used in evaluating performance, demonstrate the usefulness of this non-GAAP measure in assessing performance since it excludes recurring items that will have a continuing impact on financial results. We refer you to SAB Topic 14, Section G. Your report should include the disclosure requirements of Item 10 of Regulation S-K and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures for this non-GAAP measure.

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief